EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER SHARE

(Unaudited and in thousands, except share and per share data)

	Three Months Ended March 31,
	2005	2004
Net income	$5,243	$2,995

Net income per share – Basic:

Weighted average common shares - Basic	18,313,043	17,584,295

Net income per share – Basic	$0.29	$0.17

Net income per share – Diluted:

Shares used in this computation:
Weighted average common shares - Basic	18,313,043	17,584,295
Dilutive effect of shares under employee stock plans	458,203	1,477,822

Weighted average common shares – Diluted	18,771,246	19,062,117

Net income per share – Diluted	$0.28	$0.16